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                                                                      Exhibit 21

                              LIST OF SUBSIDIARIES

  Mannatech Australia Pty Limited--incorporated in April 1998 in Australia and currently operating in St. Leonards, Australia.

  Mannatech Ltd.--incorporated in April 1999 under the laws of the United Kingdom. This entity is currently dormant, pending the start up of operations in the United Kingdom.

  Internet Health Group, Inc.--incorporated on May 7, 1999 as a Texas corporation and currently operating in Dallas, Texas.

  Mannatech Foreign Sales Corporation--incorporated on May 1, 1999 under the laws of Barbados.